Exhibit 99.1

April 12, 2022

Vote FOR on the WHITE Proxy Card for Necessary Change at Republic First Bancorp, Inc.

Fellow Shareholders,

Driver Management Company LLC (together with its affiliates, “Driver” or “we”), a sizable shareholder of Republic First Bancorp, Inc. (NASDAQ: FRBK) (“Republic First Bancorp” or the “Company”), has nominated three highly qualified, independent candidates for election to the Company's Board of Directors (the “Board”) at the 2022 Annual Meeting of Shareholders (the “Annual Meeting”). We believe Republic First Bancorp is at a pivotal crossroads following years of dismal returns, poor corporate governance, a flawed operating strategy and the current untenable environment in the boardroom. We contend that allowing Chairman and Chief Executive Officer Vernon Hill and his allies to maintain control of the Company will lead First Republic Bancorp further down a path to irreversible value destruction.

Here is where First Republic Bancorp sits today:

•	Deadlocked Boardroom Empowers Entrenched CEO and His CEO-Aligned Directors: The current eight-member Board is deadlocked and unable to perform its duties. Four members of the Board, who publicly identify themselves as the “Concerned Directors,” have publicly accused the other four members of the Board (Mr. Hill, along with Theodore Flacco, Barry Spevak and Brian Tierney (these three directors being the “CEO-Aligned Directors”)) of seeking to entrench Mr. Hill at shareholders’ expense. As a result of this stalemate, the Company is floundering aimlessly, as evidenced by its inability to file its 10-K for the year ended December 31, 2021, and its recent announcement that it is not in compliance with Nasdaq listing requirements. The Company has now announced that the Annual Meeting will be indefinitely delayed – preventing shareholders from taking action to reconstitute the Board and end this value-destructive stalemate.

•	CEO’s Consistent and Long-Term Record of Value Destruction: Mr. Hill's leadership and strategy have damaged shareholder value at every bank that he has led. From the time Mr. Hill became Chairman of the Board to the day Driver announced its nomination of director candidates for election to the Board at the Annual Meeting, First Republic Bancorp delivered a negative 35% total return to shareholders.[1] Additionally, the Company has underperformed the Micro-Cap Banks Index over every relevant time horizon, including since Mr. Hill became CEO and over the past one, three and five years. We believe this is compelling evidence of how Mr. Hill and his allies have destroyed shareholder value during their tenure at the Company.

•	CEO Deploying the Same Failed Strategy at First Republic Bancorp: Mr. Hill's expensive and unsustainable branch-driven strategy is his preferred playbook (as are related party transactions associated with opening new branches), which he utilized during his time as CEO at Commerce Bancorp, Inc. and Metro Bank PLC ("Metro"). We believe Mr. Hill’s disastrous tenure at Metro, history of contentious relationships with bank regulators and track record of improper related party transaction accusations at three different banks prove that First Republic Bancorp needs a new direction. While Mr. Hill in many ways revolutionized retail banking, we view his inflexible and intransigent commitment to a business model that has failed to adapt to current market dynamics and economic conditions as neither in the best interests of the Company nor its shareholders.

1 Source: S&P Capital IQ. Total return measured from December 4, 2016, the day prior to the announcement that Mr. Hill had been appointed Chairman of the Board, to December 8, 2021, the day prior to Driver’s nomination of three highly qualified, independent candidates for election to the Board at the Annual Meeting.

250 Park Avenue

7th Floor

New York, NY 10177

•	Flagrant Disregard for Long-Term Shareholders: In October 2021, Mr. Hill suddenly announced plans for a highly dilutive capital raise that one equity analyst estimated would dilute tangible book value per share by approximately 10%.[2] This announcement solidified our belief that the only way to ensure Republic First Bancorp shareholders avoid the same fate as Metro shareholders is to seek a newly reconstituted Board that is committed to protecting and enhancing shareholder value – a Board that will not allow Mr. Hill’s irrational devotion to a failed business model with a proven history of value destruction. Driver believes that if Mr. Hill and the CEO-Aligned Directors remain on the Board, shareholders’ investment will suffer as a result of a stale, ineffective business model, Mr. Hill’s well-established track record of self-dealing and related party transactions and Mr. Hill and the CEO-Aligned Directors' continued refusal to consider any alternatives that might increase shareholder value.

WE BELIEVE SHAREHOLDER-DRIVEN BOARDROOM CHANGE IS ABSOLUTELY NECESSARY TO PROTECT AND INCREASE SHAREHOLDER VALUE

It is important to underscore that our campaign is about reversing the Company's yearslong tailspin and advocating for shareholders' rights from the very top of the corporation. We believe shareholders can help rebuild First Republic Bancorp and position the Company for long-term success by voting on the WHITE proxy card to:

1.	Elect our three highly qualified director candidates, who collectively possess the independent mindset and commitment to fiduciary duty to represent all shareholders, alongside the necessary capital markets, banking and governance experience that is lacking in the Company’s nominees.

2.	Facilitate the removal of Mr. Hill and two other incumbent directors – Messrs. Flacco and Spevak – who we believe have placed loyalty to Mr. Hill before the interests of shareholders.

3.	Break the current Board deadlock so a reconstituted Board can move forward with independently assessing the most effective path to long-term value creation.

Driver has nominated three highly qualified and independent candidates for election at the upcoming 2022 Annual Meeting. We believe our nominees are the right directors at the right time. Our candidates include:

•	Peter B. Bartholow

o	Former Chief Operating Officer and Chief Financial Officer of Texas Capital Bancshares, Inc. (NASDAQ: TCBI).

o	Former Chief Financial Officer of First USA, Inc. (formerly NYSE: FUS).

o	Holds a Master of Business Administration from the University of Texas and a Bachelor of Arts from Vanderbilt University.

•	Pamela D. Bundy

o	Chief Executive Officer and President of Bundy Development Corporation.

o	Serves on the board of directors of the District of Columbia Building Industry Association and the Lowe Economic Development Company.

o	Previously served on the Capital One Advisory board of directors.

o	Holds a Bachelor of Arts from Lincoln University and completed Harvard Business School's Executive Owner/President Management Program.

2 Piper Sandler Company Note dated October 27, 2021.

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•	Richard H. Sinkfield III

o	Chief Legal Officer and Chief Ethics and Compliance Officer at Laureate Education, Inc. (NASDAQ: LAUR).

o	Previously held roles at Sidley Austin LLP and Akin Gump Strauss Hauer & Feld LLP.

o	Holds a Bachelor of Science from Georgetown University and a Juris Doctor from Harvard Law School.

A VOTE ON THE WHITE PROXY CARD IS A VOTE FOR SHAREHOLDER-DRIVEN CHANGE

We believe a reconstituted Board that includes our candidates would be able to objectively assess the Company's strategy and performance with a focus on optimizing its balance sheet, enhancing its corporate governance and delivering lasting value for all stakeholders. If elected, our nominees, as part of a re-constituted Board, will end the current deadlock that has rendered the Board incapable of functioning and evaluate all potential paths to value creation.

Thank you for your engagement and support.

Abbott Cooper

Driver Management Company LLC

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